SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13d
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                               PRICE/COSTCO, INC.
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of class of Securities)

                                    74143W102
                                 (CUSIP Number)

                             Jean-Francois Carreras
                      Sokolow, Dunaud, Mercadier & Carreras
                           1211 Avenue of the Americas
                            New York, New York 10036
                                 (212) 768-5584
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 21, 1996
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing
this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

     Check the following box if a fee is being paid with the statement [   ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)



                                  SCHEDULE 13D

CUSIP No. 74143W102
    1      NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE
           PERSON

           FOURCAR B.V.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP             (a)  / /
                                                                      (b)  / /

    3      SEC USE ONLY



    4      SOURCE OF FUNDS

           00

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(c) et 2(e)                      / /

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           The Netherlands

                7   SOLE VOTING POWER
   NUMBER OF
    SHARES
 BENEFICIALLY       0
   OWNED BY     8   SHARED VOTING POWER
     EACH           0
   REPORTING
    PERSON      9   SOLE DISPOSITIVE POWER
     WITH           0

                10  SHARED DISPOSITIVE POWER
                    0

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                           / /

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0%

    14     TYPE OF REPORTING PERSON
           00
                       SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

     This Amendment No. 2 amends the Schedule 13D dated November 8, 1993, of Fourcar B.V. ("Fourcar"), a corporation organized under the laws of the Netherlands, with respect to the Common Stock, $0.01 par value (the "Stock"), of Price/Costco, Inc. (the "Company"), as follows:

     Items 4, 5, 6 and 7 to the Schedule 13D are hereby deleted in their entirety and replaced with items 4, 5, 6 and 7 attached hereto.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 27, 1996                           FOURCAR


                                        By: /s/ Yves Sisteron
                                        Name:  Yves Sisteron
                                        Title:  Attorney-In-Fact


ITEM 4.  Purpose of Transaction.

     Fourcar acquired shares of Common Stock of the Company pursuant to a transaction (the "Transaction") in which Costco merged with a wholly-owned subsidiary of the Company (the "Costco Merger") and the Price Company merged with a separate wholly-owned subsidiary of the Company.

     Fourcar held and acquired shares of common stock of Costco for investment purposes. Fourcar has now determined to dispose of all of its shares of Common Stock of the Company pursuant to an underwriting agreement entered on June 18, 1996 with certain underwriters for whom Donaldson, Lufkin & Jenrette Securities Corporation, Salomon Brothers Inc., UBS Securities LLC, UBS Limited and Salomon Brothers International Limited acted as representatives (the "Underwriting Agreement").

ITEM 5.  Interest in Securities of the Issuer.

     (a) - (b) As of the date hereof, Fourcar beneficially owns 0 share of Common Stock of the Company, representing 0% of the shares of Common Stock of the Company immediately after the transaction described below became effective.

     At the date hereof, except as stated herein, neither Fourcar nor, to the best of its knowledge, Carrefour B.V., Carrefour or any of the other persons listed on Schedule 1 hereof beneficially owns any share of Common Stock of the Company.

     (c) On June 21, 1996, Fourcar sold 21,191,301 shares of Common Stock of the Company on the public market. Except as set forth herein, no other transaction in shares of Common Stock of the Company was effected during the past 60 days by Fourcar or, to the best of its knowledge, by Carrefour B.V. or any of the other persons listed on Schedule 1 hereof.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Subject to the terms and conditions of the Underwriting Agreement, the underwriters for whom Donaldson, Lufkin & Jenrette Securities Corporation, Salomon Brothers Inc., UBS Securities LLC, UBS Limited and Salomon Brothers International Limited are acting as representatives (the "Underwriters") have severally agreed to purchase from Fourcar, and Fourcar has agreed to sell to the Underwriters, at $19.50 a share less the underwriting discounts and commissions, the shares of Common Stock of the Company then owned by Fourcar.

     The Underwriting Agreement provides that the obligations of the Underwriters thereunder are subject to the approval of certain legal matters by their counsel and to certain other conditions precedent. The Underwriting Agreement also provides that the Company and Fourcar will indemnify the Underwriters and certain persons controlling the Underwriters against certain liabilities and expenses, including under the Securities Act of 1933, or will contribute to payments the Underwriters are required to make in respect thereof. The nature of the Underwriters' obligations under the Underwriting Agreement is such that the Underwriters are committed to purchase all of the shares of Common Stock of the Company then owned by Fourcar if they purchase any of such shares.

     The Company and Fourcar have agreed with the Underwriters, subject to certain exceptions, not to, directly or indirectly, offer, sell, contract to sell, grant any option to purchase or otherwise dispose of, without prior written consent of the representatives of the Underwriters any shares of Common Stock of the Company or any securities convertible into or exercisable or exchangeable for, or warrants, options or rights to purchase or acquire Common Stock of the Company or in any other manner transfer all or a portion of the economic consequences associated with the ownership of any Common Stock of the Company, or enter into any agreement to do any of the foregoing, for a period of 90 days after the date of the Underwriting Agreement.

     The terms and conditions of the Underwriting Agreement, which is attached hereto as Exhibit II, are incorporated by reference herein.

ITEM 7.   Material to be Filed as Exhibits

     The following documents are filed as Exhibits hereto:

     Exhibit 99.1                            Power of Attorney
     Exhibit 99.2                            Underwriting Agreement

                                   SCHEDULE 1

                       Directors and Executive Officers of
                                  Fourcar B.V.

            Each of the individuals listed below is a Dutch citizen.

        NAME                  ADDRESS                      OCCUPATION


 Jacques Badin       Overschrestraat 184 P      Director/
                     1062 XK Amsterdam          Executive Officer




                                   SCHEDULE 2

                       Directors and Executive Officers of
                            Carrefour Nederland B.V.


         NAME                  ADDRESS                OCCUPATION


 Jacques Badin         Overschrestraat 184 P     Managing Director
                       1062 XK Amsterdam         President

 SUPERVISORY BOARD

 Herve Defforey        6, ave. Raymond Poincare  Supervisor
                       75016 Paris, France

 Sergio Ferreira Dias  6, ave. Raymond Poincare  Supervisor
                       75016 Paris, France

 Etienne Van Dyck      6, ave. Raymond Poincare  Supervisor
                       75016 Paris, France



                                   SCHEDULE 3

                  Directors and Executive Officers of CARREFOUR



         NAME                   ADDRESS                  OCCUPATION


 SUPERVISORY BOARD

 Jacques Fournier      1, ave. des Tilleuls       Chairman
                       75016 Paris, France
 Carlos March          Castello 77, 4 piso        Vice Chairman
                       28006 Madrid, Spain        Chairman of Banco March

 Denis Defforey        8, ave. des Marroniers     Member
                       75016 Paris, France

 Jacques Badin         Overschrestraat 184 P      Member
                       1062 XK Amsterdam          Chairman of de Noyange
                       The Netherlands

 EXECUTIVE BOARD


 Daniel Bernard        6, ave. Raymond Poincare   Chairman
                       75016 Paris, France

 Herve Defforey        6, ave. Raymond Poincare   Finance
                       75016 Paris, France


 Rene Brillet          ZAE Saint Guenault         Northern Europe
                       BP 75
                       91002 Evry, France


 Philippe Jarry        6, ave. Raymond Poincare   Executive Manager
                       75016 Paris, France        France North East

 Gerard Clerc          Room 1601 Century Square   Asia
                       1-13 Daguilar Street
                       Central Hong Kong


                       6, ave. Raymond Poincare   The Americas
 Michel Pinot          75016 Paris, France